SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 7, 2016	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SEPTEMBER 2016 AND 3Q16 REVENUE

Hsinchu, Taiwan, October 7, 2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of September 2016 and for the third quarter 2016.

Revenue for the third quarter of 2016 was NT$5,015.6 million or US$160.4 million, representing an increase of 6.1% from the second quarter of 2016, and an increase of 3.9% from the third quarter of 2015. This is at the high-end of the Company’s guidance, which called for the third quarter of 2016 revenue to increase approximately 3% to 7%, as compared to the second quarter of 2016. The Company’s guidance remains unchanged for gross margin on a consolidated basis to be in the range of approximately 16% to 20% for the third quarter of 2016. The Company currently plans to report full results for the third quarter of 2016 and to hold a conference call the morning of November 10, 2016 in the United States (the evening of November 10, 2016 in Taiwan).

Revenue for the month of September 2016 was NT$1,687.1 million or US$54.0 million, a decrease of 1.1% from the month of August 2016 and an increase of 5.3% from the same period in 2015. All U.S. figures in this release are based on the exchange rate of NT$31.27 to US$1.00 as of September 30, 2016.

Consolidated Monthly Revenues (Unaudited)

	September 2016	August 2016	September 2015	MoM Change	YoY Change
Revenues (NT$ million)	1,687.1	1,706.6	1,602.6	-1.1%	5.3%
Revenues (US$ million)	54.0	54.6	51.3	-1.1%	5.3%

Consolidated Quarterly Revenues (Unaudited)

	Third Quarter 2016	Second Quarter 2016	Third Quarter 2015	QoQ Change	YoY Change
Revenues (NT$ million)	5,015.6	4,727.1	4,827.1	6.1%	3.9%
Revenues (US$ million)	160.4	151.2	154.4	6.1%	3.9%

ChipMOS’ September 2016 consolidated revenues included revenues of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., and ChipMOS TECHNOLOGIES (BVI) LTD. and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qinpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.